United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Proxy Statement

Extraordinary Shareholders General Meeting

2023

www.vale.com

VALE

Extraordinary Shareholders General Meeting of September 22, 2023

Summary

A. Agenda	3
B. General guidelines	3
Installation quorum	3
Voting right	3
Required documents	3
Template of Power of Attorney	6
Participation of foreign shareholders	6
Participation of holders of American Depositary Shares ("ADSs")	6
C. Shareholder Participation Means	7
Non-applicability of the Distance Vote Ballot	7
Participation via Digital Platform	7
Attendance and instructions for participating in the Zoom system	8

P. 2

Extraordinary Shareholders General Meeting of September 22, 2023

A.	Agenda

The Shareholders of Vale S.A. ("Vale" or the "Company") are invited to attend the Extraordinary Shareholders General Meeting ("Meeting") to be held on September 22, 2023 at 10:00 a.m., exclusively digitally through the Zoom platform, to consider the separate election of one (1) member of the Fiscal Council by the shareholder who holds all of the Special Class Preferred Shares (Golden Shares) issued by Vale, to complete the term of office until the Shareholders General Meeting to be held in 2024. The Company recommends that this Proxy Statement (“Proxy”) be read together with the Management Proposal and its appendices.

B.	General guidelines

Installation quorum

Pursuant to Article 125 of Law no. 6,404/1976 (“Brazilian Corporate Law”), the presence of at least 1/4 (one quarter) of the share capital of the Company with voting rights is required for the installation of the Meeting, on first call.

If a quorum is not reached, Vale will publish a new Call Notice with a new date for holding the Meeting on second call, which will be held with the presence of any number of shareholders.

Voting right

Pursuant to article 5 of Vale's Bylaws and article 161, paragraph 4, a of Brazilian Corporate Law, the holder of the special class of preferred shares issued by Vale has the right to elect, in a separate vote, a member of the Fiscal Council, which is the only item on the agenda of this Meeting.

Required documents

Shareholders holding ordinary shares may participate in the Meeting (even if they are aware that they cannot vote in the separate procedure for the election of the member of the Fiscal Council, since this procedure is intended exclusively for shareholders holding Golden Shares), in person or through a duly appointed proxy, in accordance with the provisions of article 126, paragraph 1, of Brazilian Corporate Law. For this purpose, the shareholder must present the documents listed below:

Individual	✓ Valid identity document with photo of the shareholder or attorney-in-fact, if applicable (simple or certified copy), such as: (a) Identity Card (RG); (b) Foreigner Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
P. 3

Extraordinary Shareholders General Meeting of September 22, 2023

✓ Evidence of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian, notably through the shareholding statement, provided that brokerage notes will not be accepted.
✓ The attorney-in-fact for an individual shareholder must present the documents supporting the representation that comply with the provisions of Art. 126 of the Brazilian Corporate Law (“Corporate Law”)[1], including that the power of attorney be issued less than 1 year prior to the date of the Meeting. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator, not requiring their notarization and consularization. Note that documents in English and Spanish are also exempt from translation.
✓ The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil. For powers of attorney signed in your own hand, notarization will not be required.
Legal entity	✓ Valid identity document with photo of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreign Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
✓ Documents supporting the representation[2], including (i) if applicable, the power of attorney issued less than 1 (one) year before the date of the Meeting, (ii) copy of the articles of incorporation and the minutes of election of the managers of the legal entity, or other corporate documents that prove the validity of the representation, under the terms of the Brazilian Corporate Law or the Civil Code, as applicable. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator, not requiring notarization and consularization. Note that documents in English and Spanish are also exempt from translation.
✓ Evidence of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian, notably through the shareholding statement, provided that brokerage notes will not be accepted.
✓ The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil. For powers of attorney signed in your own hand, notarization will not be required.

[1] The attorney-in-fact must qualify as a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association, or even be a financial institution.

[2]As provided in Circular Letter/Annual-2023-CVM/SEP, corporate shareholders may be represented at the Meetings through their legal representatives or duly constituted proxies, in accordance with the company's articles of incorporation and the rules of the Brazilian Civil Code (“Civil Code”), and in this specific case, there is no need for the representative of the legal entity shareholder to be a shareholder, manager of the company or lawyer.

P. 4

Extraordinary Shareholders General Meeting of September 22, 2023

Investment funds	✓ Valid identity document with photo of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreign Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
✓ Documents supporting the representation[3], including (i) a copy of the fund's regulation in force, (ii) a copy of the articles of incorporation of its administrator or manager, as the case may be, depending on the competence for representing the fund at the meeting of its investees; (iii) copy of the minutes of election of the fund's administrators, and (iv) if applicable, the respective power of attorney issued less than 1 (one) year before the date of the Meeting. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator, not requiring notarization and consularization. Note that documents in English and Spanish are also exempt from translation.
✓ Evidence of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian, notably through the shareholding statement, provided that brokerage notes will not be accepted.
✓ The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil. For powers of attorney signed in your own hand, notarization will not be required.

The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil. For powers of attorney signed in your own hand, notarization will not be required.

Below is a form of power of attorney that can be filled out by shareholders who choose to participate through an attorney-in-fact. Shareholders can use any power of attorney instead of this example, as long as the document complies with the Brazilian Corporate Law and the Civil Code.

[3] As provided in Official Circular/Annual-2023-CVM/SEP, it is up to the investment fund manager to represent the unit owners. Investment fund shareholders may also be represented at the Meeting through legal representatives or through agents duly constituted by their manager or administrator, as provided for in their regulations (see understanding expressed in the judgment of Process CVM RJ2014/3578).

P. 5

Extraordinary Shareholders General Meeting of September 22, 2023

Template of Power of Attorney

Portuguese

[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_______] e inscrito no CPF/MF sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [_______] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada em primeira convocação no dia 22 de [setembro] de 2023 , às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente.

Este instrumento é válido por [____], a partir da data de sua assinatura.

[Local], [Data]. ____________________________

[Acionista]

English

[SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary Shareholders General Meeting to be held on first call on September 22, 2023, at 10 a.m., and, if necessary, on second call on a date to be duly informed.

This power of attorney shall remain in effect from [__________] until [_______].

[Place], [Date]. ____________________________

[Shareholder]

Participation of foreign shareholders

Foreign shareholders must submit the same documents as Brazilian shareholders, as described above for each type of shareholder. In the case of participation through an attorney-in-fact, the proxy must have been granted less than 1 (one) year before the date of the Meeting. As already mentioned, the Company waives the need for notarization, consularization and apostille of supporting documents of representation that are in a foreign language, simply presenting a simple translated copy. Documents in English and Spanish are also exempt from translation.

Participation of holders of American Depositary Shares ("ADSs")

The holders of ADSs, represented at the Meetings by Citibank N.A. ("Citibank"), the depositary financial institution, will not be able to vote at the Meeting, as the only matter to be discussed is a separate election procedure for the preference shares, as provided for in article 5, paragraph 4 of the Vale’s Bylaws and in article 161, paragraph 4 of Brazilian Corporate Law. For this reason, Citibank will not send voting cards (proxies) to holders of ADSs and it will not be possible to submit a Distance Vote form.

P. 6

Extraordinary Shareholders General Meeting of September 22, 2023
C.	Shareholder Participation Means

Non-applicability of the Distance Voting Ballot

As mentioned above, the holders of ordinary shares will not be voting on the only item on the agenda and therefore the use of the Distance Voting Ballot will not be applicable.

Participation via Digital Platform

As stated in the Call Notice, the Meeting will be held exclusively digitally[4], in the Portuguese language, by means of virtual access via Zoom system.

Shareholders may request a link to access the Meeting by requesting accreditation through the form available on the website https://qicentral.com.br/m/age-vale-2023-09 . Such request must be made by 10:00 am (GMT-3) on September 20, 2023, and must be accompanied by the documents necessary for participation, as already detailed as detailed earlier in this Proxy. Access via Zoom will be restricted to shareholders or their representatives or attorneys-in-fact, as the case may be, who are accredited through the aforementioned form and under the terms described in this document (“Accredited Shareholders”).

Vale warns that shareholders who do not submit the accreditation request and the necessary documents for participation within the required period will not be able to participate in the Meeting. In order to speed up the accreditation process, the Company asks shareholders who are represented by an attorney-in-fact to kindly send Vale the supporting documents of representation up to 72 (seventy-two) hours in advance of the Meeting.

After verifying the documentation and completing the accreditation, the Company will send, by email, within one (1) day before the date of the Meeting (preferably), instructions for accessing the electronic system to shareholders who have registered as indicated above.

If a certain Accredited Shareholder does not receive an individual invitation to participate in the Meeting up to 3 (three) hours before the start time of the Meeting, he/she must contact the Company's Investor Relations department by e-mail to assembleias@vale.com at least 1 (one) hour before the start of the Meeting so that adequate support is provided and, as the case may be, Shareholder access is granted by sending a new individual invitation.

Accredited Shareholders undertake (a) to use the invitations solely and exclusively for the purpose of viewing the Meeting remotely; (b) not to transfer or disclose the invitations, in whole or in part, to any third party, whether a shareholder or not; the invitation is non-transferable; and (c) not to record or reproduce, in whole or in part, or disclose to any third party, whether a shareholder or not, the content or any information transmitted by virtual means during the Meeting.

[4] In accordance with Article 5°, §2°, I, CVM Resolution 81

P. 7

Extraordinary Shareholders General Meeting of September 22, 2023

Attendance and instructions for participating in the Zoom system

The Company points out that only shareholders who apply for accreditation by 10:00 am (GMT-3) on September 20, 2023, and enter the Zoom system on the date of the Meeting before the opening of the meeting will be considered present at the Meeting (“Attending Shareholder”).

The Zoom platform meets the requirements set forth in §1 of Art. 28 of Resolution 81, as amended, namely: (a) the possibility of manifestation and simultaneous access to documents presented during the Meeting and which have not been previously made available; (b) the full recording of the Meeting; and (c) the possibility of communication between shareholders. The Attending Shareholders hereby authorize the Company to use any information contained in the recording of the Meeting to record the possibility of manifesting and viewing the documents presented during the Meeting; record of the authenticity and security of communications during the Meeting registration of the presence and vote cast; compliance with the legal order of the competent authorities; and, defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

During the Meeting, the Attending Shareholders will have their microphones muted and their cameras turned off, to avoid instability in the connection and improve the sound quality.

The Attending Shareholder who wishes to speak to make a statement on any matter not related to the Agenda of the Meeting must use the user channels of contact with the Company, through the Investor Relations area.

In addition to the possibility of watching by computer, the Zoom platform is also available via app, for Apple and Android phones, and it is necessary to download the application.

Vale recommends that shareholders test and familiarize themselves with the Zoom tool in advance and that they access the Zoom electronic system at least 30 (thirty) minutes before the beginning of the Meeting, to avoid possible operational problems with its use on the day of the Meeting.

Vale is not responsible for connection problems that Accredited Shareholders may face, and other situations that are not under the control of the Company, such as instability in the Internet connection or incompatibility of Zoom with the equipment of the Accredited Shareholder.

Attending Shareholders who participate via Zoom will be considered present at the Meeting and subscribers of the respective minutes, pursuant to Art. 47, III, of Resolution 81.

Any doubts or clarifications may be resolved or obtained, as the case may be, by contacting the Investor Relations Director by email to assembleias@vale.com.

P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 31, 2023		Head of Investor Relations